Announcement of the Annual General Meeting of Shareholders of Woori Bank for Fiscal Year 2011

The Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution to hold the annual general meeting of shareholders on March 29, 2012.

Key Details Relating to the Annual General Meeting of Shareholders of Woori Bank

•	Meeting Date and Time: March 29, 2012; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements of Woori Bank for fiscal year 2011

2)	Approval of amendments to the Articles of Incorporation of Woori Bank

3)	Appointment of outside directors of Woori Bank who will serve as members of the Audit Committee

4)	Appointment of outside directors of Woori Bank who will not serve as members of the Audit Committee

5)	Approval of the aggregate remuneration limit for directors of Woori Bank

•	Board of Directors’ Resolution Date: March 7, 2012

•	Details regarding candidates for outside directors and Audit Committee members will be disclosed at a later date after they become finalized.